Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cheniere Energy, Inc. for the registration of common stock, preferred stock, senior debt securities, subordinated debt securities, warrants, rights and units for an aggregate initial offering price not to exceed $1,000,000,000 and to the incorporation by reference therein of our reports dated February 25, 2010, with respect to the consolidated financial statements and schedule of Cheniere Energy, Inc., and the effectiveness of internal control over financial reporting of Cheniere Energy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas

April 26, 2010